Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

Transcript of Halliburton Company’s First Quarter Earnings Conference Call

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APRIL 20, 2015 / 1:00PM, HAL - Q1 2015 Halliburton Co Earnings Call
C O R P O R A T E P A R T I C I P A N T S
Kelly Youngblood Halliburton Company - VP of IR
Jeff Miller Halliburton Company - President
Christian Garcia Halliburton Company - SVP, Finance &
Mark McCollum Halliburton Company - EVP & Chief Integration Officer
C O N F E R E N C E C A L L P A R T I C I P A N T S
Jud Bailey Wells Fargo Securities, LLC - Analyst Angie Sedita UBS - Analyst Scott Gruber Citi - Analyst James West Evercore ISI - Analyst
Bill Herbert Simmons & Company International - Analyst Brad Handler Jefferies & Company - Analyst David Anderson Barclays - Analyst Jim Crandell Cowen Securities LLC - Analyst Kurt Hallead RBC Capital Markets - Analyst Ole Slorer Morgan Stanley - Analsyt Dan Boyd BMO Capital Markets - Analyst
PRESENTATION
Operator
Good day ladies and gentlemen and welcome to the Halliburton first-quarter 2015 earnings conference call.
(Operator Instructions)
As a reminder, this call is being recorded. I would now like to introduce your host for today’s conference, Kelly Youngblood, Halliburton’s Vice President of Investor Relations. Sir, you may begin.
Kelly Youngblood - Halliburton Company - VP of IR
Good morning and welcome to the Halliburton first-quarter 2015 conference call. Today’s call is being webcast and a replay will be available on Halliburton’s website for seven days.
Joining me today are Jeff Miller, President; Christian Garcia, acting CFO; and Mark McCollum Chief Integration Officer. As mentioned on our last call due to a long-standing business commitment Dave Lesar, Halliburton’s Chairman and CEO, will not be present today but will return for our second-quarter call.
Today, Jeff will be providing market commentary followed by Christian who will discuss our quarterly financial results and finally Mark will provide an update on our progress related to the pending Baker Hughes acquisition.
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APRIL 20, 2015 / 1:00PM, HAL - Q1 2015 Halliburton Co Earnings Call

Some of their comments today may include forward-looking statements reflecting Halliburton's views about future events. These matters involve risk and uncertainties that could cause our actual results to materially differ from our forward-looking statements.

These risks are discussed in Halliburton's Form 10-K for the year ended December 31, 2014 recent current reports on Form 8-K and other securities and exchange commission filings. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Our comments today include non-GAAP financial measures. Unless otherwise noted in our discussion today we will be excluding the impact of these items. Additional details and reconciliation to the most directly comparable GAAP financial measures are included in our first-quarter press release which can be found on our website.

Now I'll turn the call over to Jeff.

Jeff Miller - *Halliburton Company - President*

Thank you, Kelly, and good morning everyone. It was a challenging quarter for the service industry which translated into lower activity levels and widespread pricing pressure on a global basis as our customers responded to the impact of reduced commodity prices.

For Halliburton total Company revenue of $7.1 billion was a 4% decline compared to the first quarter of 2014 relative to a 19% decline in the worldwide rig count, once again representing industry-leading revenue performance. Operating income declined 28% year over year to approximately $700 million driven by North America and Europe, Africa, CIS. The industry experienced unprecedented decline in the North America drilling activity during the first quarter which significantly impacted our financial results.

US rig count has dropped approximately 50% from the peak in late November and we are still seeing activity fall off week to week although the pace of decline has slowed. Looking back over the last several major cycles, the speed of this downturn has been historically high. Because of the lack of available work driven by the rig count decline and the resulting overcapacity in available equipment chasing the work that remains this is an extremely competitive market.

We're seeing substantial pricing pressure in all of our product lines and a significant amount of service capacity is looking for work. Service company behavior has fallen really into one of three buckets. First, those who are still running their businesses to make a profit and returns for their investors; second, those who have decided that covering fixed cost is no longer important and therefore will take work to keep equipment busy and crews intact while operating at a loss; and third, those who are basically working at a price which covers only their cash costs.

Ultimately neither model two or three is sustainable. We believe capacity adjustments are likely in a market like this.

We're not going to call the bottom but historically it's taken rig count three quarters to move from peak to trough. Once we see activity stabilize the healing process can begin. But it takes time.

Our input costs can then start to catch up with service pricing declines and our efficiency programs and well solutions can start driving margins upwards. Now what is not unique about this downturn is that customer service company and supplier behavior is pretty much as you would expect. What is unique is the speed at which this is happening.

We believe that the operators, vendors and service companies who deal most effectively with the velocity of this downturn will be those who profit the most when it turns. We fully expect Halliburton to be one of those winners and so will the vendors who work with us to get through it.

Outside of North America, the international markets were more resilient than the domestic market but were not immune to the impacts of the lower commodity price environment. The international rig count is down 9% from the peak last July but we're seeing customers defer new projects, most notably in the offshore exploration markets. Due to the lower cash flows available to operators they are more focused than ever on lowering costs and are asking the oil service companies, engineering companies and fabricators to offer solutions including pricing concessions.

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APRIL 20, 2015 / 1:00PM, HAL - Q1 2015 Halliburton Co Earnings Call

We're working with our customers to improve project economics through technology and improved operating efficiency. As we discussed last quarter, we anticipate headwinds across all of our international regions this year with full-year international spending reflecting a mid-teens reduction.

We still expect Middle East Asia to be the most stable region for the Company in 2015 as recent project awards in Saudi Arabia, Iraq, UAE and Kuwait are anticipated to move forward. However, we expect Malaysia, Australia and other markets across the region to be impacted by reduced customer spending and delayed projects.

Europe/Africa/CIS is experiencing significant activity declines across the entire region with the most vulnerable areas being the North Sea, Russia and Angola. In particular, the offshore markets are facing extremely challenging economics. We've already seen significant delays of exploration work in these markets with a number of pending opportunity still at risk as operators work to balance their budgets.

In Latin America we expect lower activity levels across the region with the largest declines projected in Mexico as a result of budget constraints and Colombia where operators are sizing their programs to live within cash flows. In addition we anticipate lower revenue resulting from the new Venezuelan exchange rate.

Given the near-term headwinds that we're seeing globally our focus is on controlling what's within our control. First, after taking a hard look at our global operations in the first quarter, we streamlined our business primarily through headcount and asset reductions while not impacting our service delivery model which resulted in a $1.2 billion restructuring charge including a complete write-off of our operations in both Libya and Yemen. Christian will provide more details later in the call.

Second, we are continuing to work with our suppliers. As we discussed last quarter, there is a delay in realizing cost savings from our suppliers. Input cost reductions around items like sand and logistics began during the first quarter and we expect to realize more of these cost savings as we move through the remainder of the year.

We were pleased that many of our key vendors now realize the type of market that we're in and they are working with us to allow us to get our input costs more competitive. We're also looking at consolidating our vendor lists into fewer companies that we can commit more volume to going forward.

Third, we are staying focused on service execution and collaborating with our customers to reduce their well costs. Fourth, we are playing offense. We are focused on the utilization of our deployed assets and we are defending our marketshare with key customers.

And finally and most importantly, we are still a returns driven organization and where pricing concessions were to push returns below an acceptable threshold we have instead elected to stack equipment including frac lease. Given the unsustainable prices we've seen some of our competition willing to work for we would rather save our equipment for better times.

One other thing I need to point out is that in a typical downturn we would have reduced our operating cost structure more than we have done but in anticipation of closing the Baker Hughes acquisition later this year we want to preserve our underlying service delivery platform. We know we have best-in-class service delivery and keeping this platform in peak condition will allow us to realize our transaction synergies post-close. This means that we are not cutting as deep as we might have done so otherwise.

Consequently we are carrying an elevated cost structure. While this decision burdens current margins it is clearly the right thing to do in the long run.

As we've done in previous downturns we are looking through the cycle and investing capital in strategic programs to maintain the health of the franchise and to position ourselves to be able to accelerate out of the downturn when the market recovers. This includes investing in key technologies and capabilities that allow us to deliver our value proposition in unconventionals, deepwater and mature fields.

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APRIL 20, 2015 / 1:00PM, HAL - Q1 2015 Halliburton Co Earnings Call

As I mentioned previously, we are always working closely with customers around the world to help them lower their cost per barrel of oil equivalent. We approach this in two ways. First, through more efficient, more reliable lower-cost delivery platform and second, through technology that reduces uncertainty and makes better wells.

In terms of efficiency, this is where innovations like our Frac of the Future with its increased reliability and lower-cost profile become important differentiators. Our Q10 pumps support our service efficiency strategy which will enable us to lower operators' costs while at the same time protect our margins against deteriorating industry conditions. This is also where we leverage the scale of our global logistics network and supply chain.

Now just as important, we're working with our customers to help them make better wells through subsurface insight and custom chemistry. Our CoreVault system is a great example of delivering subsurface insight where we're able to collect multiple core samples during a single trip and preserve 100% of the downhole fluid for analysis. This accelerates our customers' reservoir understanding, more precisely locates hydrocarbons and helps them fully understand the economic value of their asset.

We're doing this today in every North American basin and have recently expanded into Europe and Asia-Pacific. Our CIPHER seismic-to-stimulation service is gaining traction helping more customers maximize the value of their unconventional assets. Our CYPHER project count actually increased sequentially even as activity levels declined. The added projects included both existing customers expanding their programs as well as customers new to the CYPHER platform.

And finally custom chemistry, where we are pleased with the expansion of AccessFrac which helps our customers efficiently and effectively stimulate the entire lateral. In addition to being used in 12 basins around the world AccessFrac is also seeing significant uptake as a re-frac solution in North America. When deploying our proprietary chemical diversion technology into early unconventional oil wells we've seen instances where the estimated ultimate recovery has more than doubled.

There's been a lot of discussion around inventory wells, operators choosing to drill but not complete wells and then defer production until commodity prices become more favorable. Third-party estimates put this number around 4,000 wells. It is our view that although inventory wells can exacerbate the short-term activity declines for completions it essentially defers the revenue opportunity.

When our customers decide to increase activity levels this will be beneficial for Halliburton as they are likely to increase completions in tandem with new well drilling which could accelerate our rate of recovery during the up cycle.

Now before I turn the call over to Christian I want to spend a few minutes on the macro environment. Over the past several months global demand expectations for 2015 have been consistently revised higher now calling for an increase of over 1 million barrels per day including recent upward revisions for both US and Europe.

On the supply side, we're all watching US production levels very closely given the volume expansions that took place throughout 2013 and 2014. Recently monthly production estimates have been encouraging, however, showing significantly lower production growth and actually projecting oil production to be flat to down in the major basins.

In terms of international production, non-OPEC estimates continue to be trimmed and we see this as an overlooked positive factor. Comparing the IEA forecast exit rate for 2015 against 2014, key non-OPEC contributors are expected to decline.

With further reduction expected as a result of declining global rig count we view this as ultimately constructive for the prospect of supply/demand equilibrium. Whether we reach this point in months or quarters Halliburton will continue to take the necessary steps to prepare our global franchise for the eventual recovery and outperform our competitors.

Further it is our view that North America will continue to be the most adaptable market in terms of addressing well economics through both efficiency models and technology uptake. One way to look at it is that the US unconventional business is now the lowest cost, fastest to market incremental barrel of oil available in the world today. One thing we've helped our unconventional customers prove over the years is that they are smart, technically savvy and very adaptable companies and I'm confident that this type of market will show that again.

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As a result, we believe that when the recovery does come North America will respond the quickest and offer the greatest upside and that Halliburton will be best positioned to lead the way. We’ve been through these cycles before. We know what to do and we’ll execute on that experience.
Now let me turn the call over to Christian to provide more details on our financial results. Christian?
Christian Garcia - Halliburton Company - SVP, Finance &
Thanks, Jeff, and good morning everyone. I will begin with an overview of our first-quarter results.
Total Company revenue of $7.1 billion represented a 4% decline compared to the first quarter of 2014 while operating income declined 28% to approximately $700 million. As expected we experienced difficult first-quarter sequential decline in revenue and margins due to the absence of higher year-end software and product sales in the fourth quarter as well as the normal first-quarter weather-related weakness in the North Sea, Russia and the Bakken. The decline this year was obviously exacerbated by the macro headwinds facing the industry.
Now let me compare our geographic results to the first quarter of 2014. In the Eastern Hemisphere first-quarter revenue was essentially flat and operating income increased 3% over prior year despite activity and pricing headwinds. We’ve consistently outperformed our competitors in terms of revenue growth over the last few years and we expect that this will be true for the first quarter once all of our peers have reported.
In the Middle East/Asia region revenue and operating income increased by 13% and 33% respectively. This excellent improvement was led by solid growth in integrated project activity in Saudi Arabia, Iraq and India that was partially offset by declines in Malaysia and Australia.
Turning to Europe/Africa/CIS we saw first-quarter revenue and operating income decline 16% and 41% respectively. Significant activity declines in Angola and the Norwegian sector of the North Sea along with currency and sanction-related issues in Russia led to the lower results for the region. Latin America revenue and operating income increased by 10% and 22% respectively primarily due to higher unconventional drilling in Argentina and increased activity in Venezuela.
Moving to North America, revenue and operating income declined 9% and 54% respectively relative to a 21% reduction in the US land rig count. Lower commodity prices have translated into severe reductions in activity levels throughout the first quarter accompanied by significant price reductions. Primarily as a result of the market decline that is affecting all of our operations globally we incurred $1.2 billion of charges in the first quarter consisting of asset write-offs including our entire operations in Libya and Yemen, severance-related costs inventory write-downs, impairments of intangible assets and facility closures and other items.
Over the last two quarters we have reduced our headcount by approximately 9,000 employees, more than 10% of our global headcount. As Jeff indicated we are continuing to take a hard look at our operations. Additional actions will likely be required in the second quarter although we expect further charges will be significantly smaller.
Our corporate and other expenses totaled $69 million for the quarter, slightly lower than originally anticipated. We estimate that our corporate expenses for the second quarter will be approximately $75 million and this will be the new quarterly run rate for 2015.
During the quarter we adopted the new free-floating market exchange rate in Venezuela resulting in an approximate $200 million foreign-currency loss. Our effective tax rate for the first quarter came in slightly lower than expected at 26% due to a higher mix of international earnings and other favorable tax benefits. For the second quarter we are expecting the effective tax rate to remain at approximately 26%.
For capital expenditures given the severity of the decline in activity levels we are now reducing our capital spend for the year by $500 million or approximately 15% to $2.8 billion. Because we manufacture our own equipment we have the utmost flexibility to adjust our capital spend based on our visibility of the market. Our objective is to look beyond the cycle and we continue to be committed to investing in certain strategic technologies such as the Frac of the Future while retiring older, more costly equipment.

Our rollout strategy related to this initiative is not impacted as a result of our new capital guidance and therefore we still expect to be approximately 50% converted to the Frac of the Future by year-end.
Finally, let me give you some comments on our second-quarter operational outlook. In North America the average US rig count for the second quarter is already down nearly 30% compared to the first quarter and we expect further activity declines and for pricing to remain under pressure. As a result, we anticipate a sequential revenue decline in the second quarter but as a reminder we typically outpace changes in the average rig count.
We also expect margins to drift lower to the mid single digits with our sequential decrementals improving compared to the first quarter as we begin to see the impact of our cost-reduction initiatives and lower input costs from our suppliers.
Now moving to the Eastern Hemisphere outlook in the second quarter we are anticipating both revenue and margins to be in line with the first-quarter levels as the typical seasonal improvements are expected to be offset by customer budget reductions and pricing concessions. In Latin America for the second quarter we expect a revenue decline in the upper teens with low double-digit margins. The main driver of this is our Venezuela operations where revenues are expected to decline by 50% sequentially as a result of the recent currency devaluation.
In addition, we expect to see budget constraints in Mexico and reduced activity in Brazil and Colombia.
Now I will turn the call over to Mark for an update on the pending Baker acquisition. Mark?
Mark McCollum - Halliburton Company - EVP & Chief Integration Officer
Thanks, Christian, and good morning. It’s good to be back on the call and I’m excited to be able to provide you with an update on the significant progress we’re making towards closing the Baker Hughes acquisition.
Let me begin with some of the more recent developments. On March 27 we announced that the transaction was approved by the shareholders of both Halliburton and Baker Hughes. We were pleased that nearly 99% of the shares voted at Halliburton’s special meeting voted in favor of the proposal and that more than 98% of the shares voted at Baker Hughes’ special meeting voted in favor of the transaction.
These results are a strong vote of confidence from our shareholders and we believe reflect their enthusiasm for the strategic and financial merits of the combination. When we announced the transaction last November, we discussed the likelihood of divestitures and our confidence that the combination would be achievable from a regulatory standpoint. On April 7, we announced that we will be marketing for sale our fixed cutter and roller cone drill bits, directional drilling, logging-while-drilling and measurement-while-drilling businesses.
The 2014 revenue associated with these businesses was approximately $3.5 billion. We are very pleased with the strong interest that’s been expressed in these assets by potential buyers both within the energy industry as well as outside the industry including a number of very capable financial sponsors. We will begin the marketing process in the coming weeks.
The eventual sale of these businesses is subject to obtaining final approval of the pending Baker Hughes acquisition by the competition authorities reviewing the transaction. We expect there will likely be additional divestitures and we plan to provide updates at the appropriate time; however, launching the sale of the drill bits and drilling businesses is a good first step toward expediting this process. We are continuing to respond to the second information request from the Department of Justice and outside of the US we continue to make progress with the required filings with the competition authorities in foreign jurisdictions.
We believe we remain on track to complete the transaction late in the second half of 2015.
Now turning to integration planning, since launching the process in early December we’ve been focused on developing a comprehensive, detailed and thoughtful integration plan to make the post-closing transition as seamless, efficient and productive as possible but also to fully capture the financial and strategic benefits of the combination. Working in parallel with the Baker Hughes integration team we are bringing together the talent and expertise of both companies to build an even stronger combined organization as well as ensure that the planning efforts results in a robust integration plan for each and every functional and operational area of both businesses.

APRIL 20, 2015 / 1:00PM, HAL - Q1 2015 Halliburton Co Earnings Call

and expertise of both companies to build an even stronger combined organization as well as ensure that the planning efforts results in a robust integration plan for each and every functional and operational area of both businesses.

We are preparing such that on day one after the close we can immediately begin the integration and start capturing the value inherent in this combination and deliver on the estimated synergies. Regardless of market conditions and the actions both we and Baker Hughes have taken to date we continue to target annual pretax cost synergies of nearly $2 billion. As we evaluate this transaction and move toward completion we are confident that we can achieve our synergy objective.

In closing, we remain enthusiastic about and fully committed to closing this compelling transaction. We're very excited about the benefits this combination will provide to the shareholders, customers and other stakeholders of both companies. This combination will create a bellwether global oilfield services company and together with Baker Hughes we will combine our highly complementary suites of products and services into a comprehensive offering that will deliver an unsurpassed depth and breadth of solutions to our customers.

Now I'd like to turn the call back over to Jeff for some closing remarks.

Jeff Miller - *Halliburton Company - President*

Thanks, Mark. To sum it up I want to thank the Halliburton team for avoiding distractions and maintaining their focused during the downturn.

We're excited about the pending Baker acquisition. We're making great progress and believe we are on track to close late in the second half of this year.

It's a tough market out there and we're not going to try to call a recovery. There are just not enough convincing data points out there at this time for me to make a conclusion. Instead we're focused on the things we can control, things like rightsizing the business to current activity levels, preparing for the Baker integration by preserving our service delivery platform, collaborating with our customers to address their well costs, protecting marketshare with key customers but turning down work when baseline economic thresholds don't make sense, continuing to work with our supply chain to properly adjust costs to current market conditions -- we've made progress here but there's still more to get -- and finally investing to preserve the long-term value of the franchise.

So whatever scenario you think may happen we have the people, technology and experience to outperform the market. We've demonstrated this during previous cycles and have no reason to believe that this cycle will be any different.

Now let's open it up for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Jud Bailey, Wells Fargo.

Jud Bailey - *Wells Fargo Securities, LLC - Analyst*

Thanks. Good morning and good job on the quarter, impressive.

Question on international, impressive performance on the margins, better than what we were anticipating and as well as the second-quarter guide. Could you give us a little insight, Jeff, as to what's helping drive the margin performance there and help us think about going forward? Are you seeing the impact of some of the pricing concessions in the 1 and 2Q margins internationally?

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Jeff Miller - Halliburton Company - President
Yes, thanks Jud. I’m pleased as well with the results in the international market for us. And I think it reflects a systematic buildout that we have been talking about in terms of strengthening that organization and it’s really paying off.
It also demonstrates execution of our mature field strategy which is really inherent in a lot of that activity. So I think it’s consistent with our performance over the last couple of years and I expect to continue to outperform there. As we look at pricing, though, there is pricing pressure throughout the marketplace and obviously the international markets are not immune to that.
Jud Bailey - Wells Fargo Securities, LLC - Analyst
Okay. All right. Then my follow-up is going to be on North America.
You obviously commented on the second quarter for margins but can you help us think a little bit further maybe in the back half of the year? You noted in the release you are going to carry higher cost as you anticipate closing the Baker transaction. Can you help us think about the impact on margins maybe in the back half of the year as you carry higher cost than you would have anticipated against a market dynamic that’s probably still going to be pretty tough in the back half of the year?
Christian Garcia - Halliburton Company - SVP, Finance &
All right, Jud, this is Christian. Let me take that.
So you have two questions. One is what happens to North American margins in the second half of the year. We’re not going to provide guidance, as Jeff talked about in his prepared remarks the healing process starts when activity stabilizes and net pricing stabilizes and then we’ll see the benefits of the adjustments in cost structure that we’ve taken.
So don’t know what it is but really it’s a guess on when activity stabilizes. In terms of the service delivery platform the cost that we are keeping in anticipation of the Baker acquisition, first of all those costs that we are keeping are global in nature but it is certainly more impactful than North America. There are several examples of those buckets of costs.
One is our footprint. We operate in about 20 districts in North America and with the type of downturn that we’re seeing, as severe as we are seeing we would consider consolidating some of them.
The other one is management organization so we have a management layer between the districts and the areas, we would probably considered collapsing them. And the third as you know we’ve been building our logistics capability in the last few years, sand plants, we have trans loading facilities in all of the basins, our railcar network. We would have probably dismantled portions of it as activity declined; however, we are keeping all of those because we are expecting the increased volumes from Baker and in terms of the margin impact of these items they would probably range between 200 to 300 basis points.
Operator
Angie Sedita, UBS.
Angie Sedita - UBS - Analyst
Thanks guys. Definitely a good quarter.

Mark, I thought it was impressive your comment on the Baker deal as far as the $2 billion in synergies. I would have thought with the pressure on revenues that the $2 billion in synergies could have moved a bit. So can you talk about that a little bit as well as the accretion timeline, has that changed at all in your mind?
Mark McCollum - Halliburton Company - EVP & Chief Integration Officer
I will address the last question first, Angie. The accretion timeline hasn’t adjusted. Obviously everything is contingent on us getting the transaction closed.
We can’t get after any of the integration actions until the closing happens. But I think to address your first question there are a couple of things to note.
First of all we continue to target internally as synergy cases beyond the two. In order to achieve two you’ve got to reach high and so we’re looking at every single thing that we can go after. That’s why we remain confident.
In the downturn itself certainly there are actions that are being taken both by Halliburton and Baker Hughes that impact employee counts, facility closures and a lot of other things, some of which you would say would likely would be something that would be in the synergy case itself but the difference is that most of these changes are being done in response to the market downturn. And the question ultimately comes to okay when the market comes back what happens to those costs. In order for the synergy case to be ultimately captured we’ve got to make process changes, procedural changes, changes in the way that we do business between the two companies that ultimately captures those synergies so that when the business does come back the cost associated with those activities does not.
So that’s why the plans that we’re making on the integration continue to drive after the fundamental process and procedural changes behind it to make sure that we secure those synergies not just for the current period but forever.
Angie Sedita - UBS - Analyst
Okay, okay. That’s very helpful. Then along with that as far as a follow-up, the cash from the asset sales related to the merger, is the first priority still buying back stock or has that priority changed?
Christian Garcia - Halliburton Company - SVP, Finance &
Really nothing’s changed Angie. The magnitude of the buyback will obviously be dependent on how much cash we generate during this downturn, the proceeds from the divestitures and so forth but our priority has not changed.
Operator
Scott Gruber, Citi.
Scott Gruber - Citi - Analyst
Thanks. Good morning. There’s been a lot of discussion recently on this refrac potential in the US, you mentioned it, Schlumberger mentioned it.
I’m curious as to your take on the overall potential. Is this really a marginal source of incremental demand where we’re just looking for a silver lining given the overall activity reductions or could this really be a material source of incremental frac demand here? And is this trend primarily technology driven or is it more driven by your customers responding to the cyclical downturn?

APRIL 20, 2015 / 1:00PM, HAL - Q1 2015 Halliburton Co Earnings Call

Jeff Miller - *Halliburton Company - President*

Thanks, Scott. Refrac economics are attractive both for our clients and certainly for Halliburton.

We been refracking in essence for a couple of years and we actually see this as a natural extension with the maturing of unconventional wells over time. Our Halliburton technology was designed specifically to address better production which includes how to refrac, so our diversion technology around AccessFrac does that spectacularly as well as CYPHER was designed with refrac in mind from the standpoint of not only at the well level but also identifying candidates at a field level.

I would say what has changed in terms of giving it energy right now, more energy is at the current market and access to capital. So I think those are going together. I do believe we'll see growth there and I think that growth will be great for Halliburton.

Scott Gruber - *Citi - Analyst*

And then an unrelated follow-up, one of the primary debates amongst investors currently is recovery potential. You mentioned the responsiveness of shales to any improvement in commodity price.

How do you think about the potential for your North American revenues to return toward a 2014 level? Is this an unreasonable assumption on a multiyear basis and how do you think about the potential for your international revenues to rebound to that same 2014 type level?

Jeff Miller - *Halliburton Company - President*

Well look. The North America market is again one of the most adaptable markets and we expect that that kind of growth and improvement it will be acting as a swing producer.

And so I the potential over time as we described a path to recovery being activity stabilizes then pricing and then input costs catch-up. But overall the ability for North America to expand is certainly there and if we look back at service intensity in North America, if we go back to 2008 rig count's arguably flat with 2014 today but our revenues over that same period of time have doubled. So I expect that the focus on making better wells which is right in our wheelhouse will continue to be important.

Operator

James west, Evercore ISI Group.

James West - *Evercore ISI - Analyst*

Hey, good morning guys. Mark, a quick question for you on the divestitures.

Obviously you're going to be marketing these assets very soon. I was curious one, how you think about achieving maximum value given these are very high quality assets that are up for grabs now? And then two, how quickly do you think we or the market will hear about who the likely buyers are of these assets?

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Mark McCollum - Halliburton Company - EVP & Chief Integration Officer
Those are great questions, James. Obviously in this kind of a market you’re always a little worried about the process but we’ve been really excited as I said in my prepared remarks about the level of interest that’s been shown in these assets. These types of assets only come on the market once in a generation.
So we’ve just had a tremendous outpouring of response to very quality potential buyers, both what you consider strategic buyers inside the industry, outside the industry, global-based as well as very capable financial sponsors who’ve looked at it. We’re going to run a process for each business, for the two were for the ones that have been announced we’ll run two separate processes.
We’ll run a process over the top of them in case there are buyers that are interested in all of the businesses in combination. But we think by doing it in that way that gives adequate and complete opportunity for anybody who’s interested in participating to come and to stake their claim. The processes themselves generally will stretch I’m going to guess about five months.
So it’s going to be in the latter part of the summer. Before we’ll probably have identified buyers, before we can really make any kind of announcements we’re going to have to go back to have conversations with the Department of Justice and other competition authorities who are looking at this to make sure that the buyers that have been identified will be acceptable to them.
Remember that the process is not just divestiture for the sake of getting proceeds. The process here is to make sure that we are maintaining competition in the marketplace and so they will have an interest in making sure that the identified buyers are going to be able to make sure that those businesses will be sustainable in the marketplace and be viable competitors once the process is completed.
James West - Evercore ISI - Analyst
Okay, that’s very helpful. Thanks Mark.
And then just an unrelated question for me, maybe Jeff or Christian, on the supplier side, on your supplier side you’re getting some benefit it sounds like from sand and maybe chemicals in trucking, things like that. Have you seen the full benefit yet and will that show up in the second quarter and what’s the magnitude of reduction in the cost from your major suppliers?
Jeff Miller - Halliburton Company - President
Yes, thanks James. I’m not going to talk about the amount. A lot of those discussions are ongoing but we are making progress.
The discounts are still bigger the closer that they are to the wellhead and by that it means they have better visibility of really what the full impact of the current downturn might look like. As we work with our suppliers we’re clearly consolidating those suppliers and we’re doing more volume and we’ll continue to do more volume with the vendors that work with us to lower our cost.
Operator
Bill Herbert, Simmons & Company.
Bill Herbert - Simmons & Company International - Analyst
Thanks, good morning. Mark, the divestiture process once again.

Are you able to shed any light as to what the after-tax consequences will be associated with the sale of these businesses should there be a tax burden associated with the sale of these businesses or how do you think about that? I mean it’s contingent upon price of course but I’m curious as to what we could expect from an after-tax standpoint, not a number specifically but conceptually.
Mark McCollum - Halliburton Company - EVP & Chief Integration Officer
Well conceptually yes, there will be an after-tax impact of these as they are we do expect them to sell well above book value and so there will be a tax consequence to that. We don’t know what that’s going to be at this point in time and even if I did I’m not sure I would tell you unless I would have to kill you.
Bill Herbert - Simmons & Company International - Analyst
Got you.
Mark McCollum - Halliburton Company - EVP & Chief Integration Officer
I was just joking. But we do expect these businesses to go for really good value.
I think anyone who’s interested is going to have to bring their A game, continue considering how many people are interested in these projects and so they are going to be pretty traditional asset sales that will have an after-tax impact themselves. But I think at this point in time we still fundamentally believe in the economics of the transaction as we outlined it at the time that we announced the overall deal. We believe that’s intact and our view is that there will be adequate proceeds to be able to have cash at the closing to help Christian do what he needs to do.
Bill Herbert - Simmons & Company International - Analyst
Got it. And then secondly, Jeff, with regard to the inventory of drills but uncompleted wells, are you getting any visibility from customers with regard to telegraphing when they’re going to start monetizing of these wells? Are there any discussions about them getting going in the second half of the year or what pricing thresholds they are contemplating that would result in the green light going off?
Jeff Miller - Halliburton Company - President
Yes, I mean they lack the clarity in terms of the outlook as much as anyone does in the market right now. So I don’t think they’ve given - concluded around a timing, though it would certainly be at a point in time that they see commodity prices rising as opposed to where they are.
And I think around the DUC inventory, it’s worth a couple of comments. First it represents we think about 4,000 wells. That’s against a backdrop of 55,000 wells that were drilled last year, so that’s one thought.
The second is it’s really a limited subset of customers that can even afford to talk about drilled but uncompleted wells at least as a practice. So from our standpoint without precision around the timing it certainly looks like deferred revenue for Halliburton and arguably when it occurs it will accelerate tightening and recovery.
Operator
Brad Handler, Jefferies.

APRIL 20, 2015 / 1:00PM, HAL - Q1 2015 Halliburton Co Earnings Call

Brad Handler - *Jefferies & Company - Analyst*

Thanks guys. Maybe a couple of related questions related to the North American market. But just first-year guidance, I want to make sure I heard that.

I think you said mid-single-digit North America margins in 2Q, that's despite not having a couple or more hundred basis points relative to cost savings? And that's -- you were factoring in the fact that pricing is continuing to presumably be full quarter worth of pricing declines and the like. So first of all I guess is the mid-single-digit -- did we hear that correctly?

Christian Garcia - *Halliburton Company - SVP, Finance &*

That is correct. So Brad, as I pointed out in my prepared remarks activity continues to decline, price continues to be under pressure and therefore margins will float down to the mid single digits. So it's an all-in including the elevated cost structure that we have.

Brad Handler - *Jefferies & Company - Analyst*

Okay. Impressive. Can you maybe just comment a little bit in Q1 maybe order of magnitude activity versus price realization combined for that minus 25% sequential performance, can you split it up for us a little bit?

Christian Garcia - *Halliburton Company - SVP, Finance &*

Okay. So in terms of just in terms of activity versus price if you just look at the progression of our results in the first quarter January held up actually better than March, as you can expect the exit rate was much weaker than where we started. Overall in terms of our activity our frac stage count is actually down just in the mid single digits.

That would imply that this tremendous amount of pricing that we were impacted by. So we think as we go into Q2 the activity will continue to come down. Don't know what it might be, as I pointed out right now rig count is down about 30% and the decline continues but we will continue to have pricing pressure.

Jeff Miller - *Halliburton Company - President*

Maybe just a follow-up as well, so clients are really myopic on price right now. And as data points are continuing to deteriorate we obviously talked about the falling rig count, service capacity sorting itself out.

But at this point in time as I said in my prepared remarks simply don't believe that this is sustainable in terms of pricing. So at some point as service capacity sorts itself out we clearly expect clients to return to making better wells which is right in our wheelhouse.

Operator

David Anderson, Barclays.

David Anderson - *Barclays - Analyst*

Thank you. So Jeff, you talked about two of the three camps of service companies out there basically on unsustainable models. As we think about the new equilibrium performing to the rig count we know there's going to be a lot of excess capacity.

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APRIL 20, 2015 / 1:00PM, HAL - Q1 2015 Halliburton Co Earnings Call

I was wondering if you could talk a bit about how you're thinking about attrition levels in the pressure bumping market. How long can these guys continue working? Do you think they are waiting on capital infusions there?

And I guess I'm also kind of secondarily I'm wondering how you're thinking about normalized margins in North America going forward. Do you think they are going to be lower than in the past just to keep those guys on the sideline? Just kind of curious how you're thinking about this as it develops.

Jeff Miller - *Halliburton Company - President*

Well let me reframe that a little bit and think in terms of capacity in general. If we look back before we look ahead capacity comes out pretty quickly and actually when it comes out it doesn't generally get back to work. And that so if we look at the activity today and how hard the equipment is working to the extent that equipment is getting burned up with prices that don't make sense and new capital is not spent to replace it, then it's not necessarily a linear attrition of equipment.

What happens is it sits on the sidelines until it's needed and then it's not there. We really saw that happen last year when capacity was taken up very quickly. So I don't expect it to be any different going forward which is really underpins our investment in the Q10 and our ability to operate more sustainably at a lower cost.

David Anderson - *Barclays - Analyst*

And then are you thinking about normalized margins yet? Is it too early to be talking about that? We used to talk about mid- to high-20% margins.

Just wondering if you're thinking that has to be a little bit lower to keep that capital from coming back in the market. We've been in this -- just to avoid this cycle we seem to be constantly in.

Jeff Miller - *Halliburton Company - President*

No, I don't think so. The path to the 20s and beyond, all of that still works because that's in our design of service and execution model. But because things are so myopic today on price this isn't really the time to have, we can't act on that meaningfully but as Christian mentioned as activity stabilizes then healing begins.

And at that point certainly pricing and input costs catch up and we're back on the path. But we have to get to some stabilized level of activity. And that's where the efficiency model that we execute really shines it on.

Operator

Jim Crandell, Cowen.

Jim Crandell - *Cowen Securities LLC - Analyst*

Thank you. Mark, is there a scenario where in order to close the Baker Hughes deal that you also need to divest wireline fluids, a chunk of completions, offshore cementing, maybe some stimulation vessels?

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APRIL 20, 2015 / 1:00PM, HAL - Q1 2015 Halliburton Co Earnings Call

Mark McCollum - *Halliburton Company - EVP & Chief Integration Officer*

Jim, as I said in my prepared remarks we know that there will be some additional divestitures to do. We don't exactly know what those are going to be.

That's going to be something that will be found out as we have discussions with the competition authorities, both with the Department of Justice as well as elsewhere in the world. And I just can't even speculate at this point in time what those other divestitures might be.

Jim Crandell - *Cowen Securities LLC - Analyst*

Mark, if it's all of the ones -- if it's all of the ones that I said, is there a level where you question doing the deal?

Mark McCollum - *Halliburton Company - EVP & Chief Integration Officer*

There is not a level that we question doing the deal. We still fundamentally believe in everything that we see that the level of divestitures will be substantially below the $7.5 billion threshold that was laid out in the merger agreement. So we're still operating well within that level and no, there's not a level at this point that we would walk away from the deal.

Operator

Kurt Hallead, RBC Capital Markets.

Kurt Hallead - *RBC Capital Markets - Analyst*

Good morning. So I just want to get a general sense from you guys, again over time you've done really well obviously on the revenue front. Just trying to get a sense on the dynamics internationally from pricing and on the margin dynamic on the decrementals from here and when you might start to see some stabilization in international markets.

Jeff Miller - *Halliburton Company - President*

Yes, thanks, Kurt, the international markets are very competitive and at this point all our clients are asking for discounts. The reality is there's just not a lot to give, if we go back to 2008 that international markets really never recovered certainly entirely from that. But the short answer is yes, we are seeing pricing pressure clients asking for discounts.

So what I would say a better leading-edge discussion is around efficiency and contracting which is how to better work with Halliburton to take system cost out of drilling. So I would say we're not having -- it's the beginning of those discussions but truly internationally that's a key component of the path forward for our customers.

Christian Garcia - *Halliburton Company - SVP, Finance &*

And Kurt let me comment on international decrementals. We're still targeting that our decrementals internationally will be better than in 2009 and one of the reasons why we feel that way is because of how our margins behaved in Q1.

As you know internationally our decrementals usually are the harshest in the first quarter. Historically it's 45%-plus but if you look at our Q1 decrementals it was half that historic rate, plus we had strong incrementals on a year-over-year basis, growth in both revenue and operating income internationally. So every quarter is going to be a battle but where we stand right now in terms of achieving the objective of having lower decrementals than in 2009.

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APRIL 20, 2015 / 1:00PM, HAL - Q1 2015 Halliburton Co Earnings Call

Kurt Hallead - *RBC Capital Markets - Analyst*

All right. That's it for me. Thank you.

Operator

Ole Slorer, Morgan Stanley.

Ole Slorer - *Morgan Stanley - Analsyt*

Thank you. A question, I wonder if you could give just a little bit more -- shed a little bit more light on the exposure to billion dollar charges. You mentioned various buckets but (technical difficulty) what is the impact of ongoing depreciation and amortization for example going forward and how much (technical difficulty) was working capital?

Christian Garcia - *Halliburton Company - SVP, Finance &*

Ole, we couldn't hear you but I think you're looking for the savings on the charge. So let me just take a stab at that.

We're taking multiple actions including rightsizing our infrastructure. We reduced our headcount and we're lowering our supplier cost and obviously this has been a global effort.

Right now our estimate for the savings from these actions is about $1 billion annually. But as Jeff pointed out and as I pointed out in the prepared remarks we're not done. We will continue to take a hard look at our operations in the second quarter and we'll continue to make adjustments.

Ole Slorer - *Morgan Stanley - Analsyt*

Thank you.

Operator

Dan Boyd, BMO Capital Markets.

Dan Boyd - *BMO Capital Markets - Analyst*

Hi, thanks. Just wanted to really clarify something because there's a lot of talk of the backlog of wells building up that you mentioned but then at the same time you mentioned that your frac stages were only down what was that mid single digits sequentially but the rig count was down 27% sequentially.

So can you help me understand what's going on there? Are you just gaining that much marketshare or is the backlog of wells not all that abnormally high?

Jeff Miller - *Halliburton Company - President*

Well, there's always some level of uncompleted wells in any market because of pad drilling. So if you look at the numbers of pads generally speaking the rigs will drive uncompleted wells sort of systematically into the marketplace.

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But we typically see a flight to quality in a market like this, so as we’ve said we are defending our customer base. We focus on the fairway players and particularly those players that value our efficiency model.
As I’ve said we won’t work at silly prices but our strategy to be the sustainable lowest-cost per barrel of oil operator holds true. And I think we’re seeing it play out.
Dan Boyd - BMO Capital Markets - Analyst
Yes, impressive marketshare gains. Then you’ve touched on this a number of times in the call and just talking about industry attrition and pressure pumping equipment and yet it happens typically through cannibalization of the fleets I think as you had touched on. But can you just maybe give us a guess as to how much attrition we might expect if we stayed at current market levels?
Jeff Miller - Halliburton Company - President
It’s really too early in the cycle for me to give you a number but let’s think about it this way. While the total market volumes of pumping are down year on year or certainly sequentially are down the volume per well is up 12% sequentially which means that the equipment that’s out there is working harder than it’s ever worked.
There may be less of it working but working harder which says that stacked equipment does get cannibalized unless people are making capital investments in equipment. So I think we’re going to see a similar attrition behavior that we saw through the last cycle.
Operator
At this time I would like to turn the call back to management for any closing remarks.
Jeff Miller - Halliburton Company - President
Thank you, Danielle. I guess I’d like to wrap up the call with just a couple of comments. As we’ve said while we work through the current market we’ll continue to control cost to protect our margins while playing offense to protect our market position with key clients.
As we look through the cycle we’ll continue to invest in those capabilities to deliver our long-term strategies in unconventionals, deepwater and mature fields. I’m confident that our people, technology and experience will outperform the market and emerge as we have in the past a stronger Company in the recovery. So look forward to speaking with you next quarter.
Operator
Ladies and gentlemen, thank you for participating in today’s conference. This does conclude today’s program.
You may all disconnect. Everyone have a great day.

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding the approvals from competition authorities of the overall acquisition of Baker Hughes, the expected completion of the integration of Halliburton and Baker Hughes, the anticipated benefits and synergies of the acquisition and the expected timing of the closing of the acquisition, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; results of litigation, settlements, and investigations; and other risks and uncertainties described in Halliburton’s Form 10-K for the year ended December 31, 2014, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings. These filings also discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

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